[BOWMAR LETTERHEAD]

                                                                   EXHIBIT 5 (c)


December 16, 1996

Dear Fellow Shareholder:

      On December 16, 1996, the Board of Directors of Bowmar Instrument Corporation adopted a Shareholder Rights Plan. The Plan is intended to protect the long-term value of our fellow shareholder's investments in Bowmar by encouraging any potential acquiror to negotiate with your Board of Directors before attempting a hostile take-over. More than 1,300 companies have adopted similar plans.

      To implement the Plan, shareholders of record as of December 16, 1996, will receive one right for each outstanding share of common stock. Upon the happening of certain events the rights become exercisable to purchase shares of common stock (or, in certain circumstances, other considerations). A summary of the Plan is included for your reference.

      You will not receive a rights certificate unless one of the events described in the enclosed summary occurs. You need not take any action with respect to the rights at this time.

      We are not aware of any hostile attempt to acquire control of Bowmar. We believe, however, that protection of our shareholders' long-term interest is appropriate, based on the market's current undervaluing of your stock.

      The issuance of rights will not weaken Bowmar's financial strength nor interfere with its business plan. Issuance of the rights has no dilutive effect, will not affect reported earnings per share, is not presently taxable to you and will not change the way in which you currently trade in Bowmar common stock.

      Your Board of Directors is committed to continuing to build long-term value for Bowmar's shareholders. The Plan is one step towards that goal. We thank you for your continuing support.

Sincerely,



Thomas K. Lanin
President and Chief Executive Officer

The enclosure referred to is Exhibit B to the Shareholders Rights Agreement dated December 6, 1996 between Bowmar Instrument Corporation and American Stock Transfer Company which is Exhibit 5 (b) to this Form 8-K.